Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended September 30,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Computation of Earnings
Income from continuing operations	$20,878	$24,980	$35,681	$21,271	$30,808	$41,101	$36,939
Add: Income tax expense	10,032	12,380	18,008	9,449	21,614	19,295	16,889
Income from continuing operations before income taxes	30,910	37,360	53,689	30,720	52,422	60,396	53,828
Fixed charges, excluding interest on deposits	6,164	6,642	8,758	10,440	19,076	19,463	17,561
Total earnings for computation, excluding interest on deposits	37,074	44,002	62,447	41,160	71,498	79,859	71,389
Interest on deposits	45,982	58,946	79,184	70,012	48,654	36,827	42,446
Total earnings for computation, including interest on deposits	$83,056	$102,948	$141,631	$111,172	$120,152	$116,686	$113,835

Computation of Fixed Charges
Portion of rental expense deemed representative of interest *	$—	$—	$—	$—	$—	$—	$—
Interest on short-term borrowed funds	3,642	3,021	4,232	3,768	1,961	2,574	1,908
Interest on long-term borrowed funds	2,522	3,621	4,526	6,672	17,115	16,889	15,653
Total fixed charges, excluding interest on deposits	6,164	6,642	8,758	10,440	19,076	19,463	17,561

Interest on deposits	45,982	58,946	79,184	70,012	48,654	36,827	42,446
Total fixed charges, including interest on deposits	$52,146	$65,588	$87,942	$80,452	$67,730	$56,290	$60,007

Ratio of Earnings to Fixed Charges
Excluding deposit interest	6.01	6.62	7.13	3.94	3.75	4.10	4.07
Including deposit interest	1.59	1.57	1.61	1.38	1.77	2.07	1.90
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* All of First Financial Bancorp’s leases are operating; none are capitalized.